BC FORM 51-102F3

MATERIAL CHANGE REPORT

NOTE:           If this report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.)
540 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is June 27, 2007.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               June 27, 2007

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.) (the “Company”) announces a new trading symbol.

5.           Full Description of Material Change

The Company began trading on the Toronto Stock Exchange on Monday, June 25th 2007, replacing YGC Resources Ltd. (TSX:YGC). Queenstake Resources Ltd. (AMEX:QEE) was de-listed at the close of trading on June 20th 2007 and Queenstake Resources Ltd. (TSX:QRL) was de-listed at the close of trading on June 25th 2007.

Yukon-Nevada Gold Corp.’s CUSIP number is 98849Q 10 1.

The Company is committed to being listed on the American Stock Exchange at the earliest appropriate time.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.           Date of Report

Dated at   Vancouver, British Columbia                                    , this 17th day of July, 2007.

“Graham Dickson”
Graham Dickson, President and CEO